UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Selectica, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

816288203
(CUSIP Number)

Lloyd Sems
305 Broadway, Suite 1400
New York, NY 10007
212-991-4704

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 7, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 816288203

1.	names of reporting persons Lloyd Sems
2.	check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	sec use only
4.	source of funds Not applicable
5.	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6.	citizenship or place of organization United States
NUMBER OF	7.	sole voting power 87,7341
SHARES BENEFICIALLY OWNED BY	8.	shared voting power 108,420 2
EACH REPORTING PERSON	9.	sole dispositive power 87,7341
WITH:	10.	shared dispositive power by each reporting person 108,4202
11.	aggregate amount beneficially owned by each reporting person 196,154
12.	check box if the aggregate amount in row (11) excludes certain shares ☐
13.	percent of class represented by amount in row (11) 6.9%3
14.	type of reporting person IN; HC

(1)
Comprised of (i) 81,066 shares of common stock owned by Mr. Sems and (ii) 6,668 shares of common stock issuable to Mr. Sems upon exercise of options that will vest within 60 days of this Statement of Beneficial Ownership on Schedule 13D.

(2)
Comprised of 108,420 shares of common stock held beneficially by Sems Strategic Value, LP (“Sems Strategic Value”)  and Sems Diversified Value, LP, (“Sems Diversified Value”) of which Mr. Sems is the managing member of the general partner.

(3)
This percentage is calculated based upon 2,837,215 shares of the Company’s common stock outstanding (as of February 8, 2013), as set forth in the Company’s Quarterly Report on Form 10-Q for the period ended December 31, 2012, and filed with the Securities and Exchange Commission on February 14, 2013.

1.	names of reporting persons Sems Capital, LLC (IRS No. 33-1073947)
2.	check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	sec use only
4.	source of funds Not Applicable
5.	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6.	citizenship or place of organization Delaware
NUMBER OF	7.	sole voting power 0
SHARES BENEFICIALLY OWNED BY	8.	shared voting power 108,420 1
EACH REPORTING PERSON	9.	sole dispositive power 0
WITH:	10.	shared dispositive power by each reporting person 108,420 1
11.	aggregate amount beneficially owned by each reporting person 108,420
12.	check box if the aggregate amount in row (11) excludes certain shares ☐
13.	percent of class represented by amount in row (11) 3.8%2
14.	type of reporting person HC; OO (limited liability company)

(1)	Comprised of 108,420 shares of common stock held beneficially by Sems Strategic Value, LP and Sems Diversified Value, LP.

(2)
This percentage is calculated based upon 2,837,215 shares of the Company’s common stock outstanding (as of February 8, 2013), as set forth in the Company’s Quarterly Report on Form 10-Q for the period ended December 31, 2012, and filed with the Securities and Exchange Commission on February 14, 2013.

Introductory Note:  Lloyd Sems has previously filed a statement on Schedule 13G, and amendments thereto on Schedule 13G/A, with respect to shares of common stock of Selectica, Inc., a Delaware corporation (the “Company”) (including the shares of Company common stock that are the subject of this Schedule 13D) beneficially owned by Mr. Sems and Sems Capital, LLC, of which Mr. Sems is the managing member. In various transactions effected on NASDAQ between February 7, 2012 and March 14, 2012, Sems Strategic Value, LP and Sems Diversified Value, LP, of which Sems Capital, LLC is the general partner, purchased an aggregate of 46,279 shares of common stock of the Company (the “Purchased Shares”). In addition, on February 7, 2012, in connection with his position as a member of the Board of Directors of the Company, Mr. Sems was granted an aggregate of 6,511 Restricted Stock Units of the Company, which vested on February 7, 2013 (the “Compensatory Shares”). As a result of these transactions, Mr. Sems may be deemed to have acquired beneficial ownership of more than two percent of the common stock of the Company during a 12-month period.  Accordingly, Mr. Sems is filing this statement with the Securities and Exchange Commission (the “SEC”) on Schedule 13D pursuant to Section 13(d) of the Act.  The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

Item 1.  Security and Issuer

This Schedule 13D relates to shares of common stock, $0.002 par value, of the Company.  The address of the Company’s principal executive office is 2121 South El Camino Real, San Mateo, California 94403.

Item 2.  Identity and Background

This statement is being filed by Lloyd Sems and Sems Capital, LLC, a Delaware limited liability company (together, the “Reporting Persons”).  The principal business address of both Reporting Persons is 305 Broadway, Suite 1400, New York, NY 10007.  Mr. Sems’ principal occupation is President of Sems Capital, LLC which has the principal business address of 305 Broadway, Suite 1400, New York, NY 10007.  Sems Capital, LLC’s principal business is investment management.

Within the last five years, neither Mr. Sems nor Sems Capital, LLC (i) has been convicted in any criminal proceedings or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Sems is a United States citizen.  Sems Capital, LLC is organized under the laws of the State of Delaware.

Item 3.  Source and Amount of Funds or Other Consideration

Purchased Shares

Sems Capital, LLC acquired the Purchased Shares pursuant to the following transactions:

•
On February 7, 2012, Sems Strategic Value, LP and Sems Diversified Value, LP made an open market purchase of an aggregate of 31,655 shares of Company Common Stock at a price per share of $3.9587, for an aggregate purchase price of $125,312.65.

•
On February 8, 2012, Sems Strategic Value, LP and Sems Diversified Value, LP made an open market purchase of an aggregate of 2,597 shares of Company Common Stock at a price per share of $3.80, for an aggregate purchase price of $9,868.60.

•
On March 12, 2012, Sems Strategic Value, LP and Sems Diversified Value, LP made an open market purchase of an aggregate of 10,019 shares of Company Common Stock at a price per share of $3.75, for an aggregate purchase price of $37,571.25.

•
On March 14, 2012, Sems Strategic Value, LP and Sems Diversified Value, LP made an open market purchase of an aggregate of 2,008 shares of Company Common Stock at a price per share of $3.75, for an aggregate purchase price of $7,530.00.

Compensatory Shares

On February 7, 2012, Mr. Sems was granted 6,511 Company Restricted Stock Units under the Company’s director compensation policy.  All of such Restricted Stock Units vested on the first anniversary of the grant.  No cash consideration was paid to the Company by Mr. Sems in connection with the issuance of such Compensatory Shares.

Item 4.  Purpose of Transaction

Sems Capital, LLC acquired the Purchased Shares for investment purposes.

Mr. Sems acquired the Compensatory Shares as compensation for, and in connection with, his position as a member of the Company’s Board of Directors.

Mr. Sems is a member of the Company’s Board of Directors and the Compensation and Nominating/Corporate Governance Committees of the Board. In these capacities, Mr. Sems takes and will continue to take an active role in the Company’s management and strategic direction. Additionally, in their capacities as stockholders of the Company, the Reporting Persons review and intend to continue to review, on an ongoing and continued basis, their investments in the Company. Depending on the factors discussed below and subject to applicable law, either Reporting Person may from time to time acquire additional securities of the Company or otherwise dispose of some or all of his securities of the Company. Any transactions that either Reporting Person may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Company, the financial condition, results of operations and prospects of the Company, general economic, financial market and industry conditions, other investment and business opportunities available to such Reporting Person, tax considerations and other factors.

Other than as described above and other than in his capacity as a director of the Company, neither Mr. Sems nor Sems Capital, LLC currently has no plans or proposals that relate to or would result in any of the transactions involving the Company described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although either Reporting Person may from time to time consider pursuing or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with their respective advisors, the Company or other persons).

Item 5.  Interest in Securities of the Issuer

Mr. Sems beneficially owns 196,154 shares of Company common stock, comprised of (i) 81,066 shares of common stock owned by Mr. Sems, (ii) 6,668 shares of common stock issuable to Mr. Sems upon exercise of options that will vest within 60 days of this Statement of Beneficial Ownership on Schedule 13D and (iii) 108,420 shares of common stock held beneficially by Sems Strategic Value, LP and Sems Diversified Value, LP.  Sems Capital, LLC is the general partner of Sems Strategic Value, LP and Sems Diversified Value, LP.  Mr. Sems is the managing member of Sems Capital, LLC.  Based upon 2,837,215 shares of the Company’s common stock outstanding (as of February 8, 2013), as set forth in the Company’s Quarterly Report on Form 10-Q for the period ended December 31, 2012, and filed with the Securities and Exchange Commission on February 14, 2013, the shares of the Company’s common stock beneficially owned by Mr. Sems constitute approximately 6.9% of the common stock of the Company as calculated in accordance with Rule 13d-3(d)(1).

Sems Capital, LLC beneficially owns 108,420 shares of common stock, held beneficially by Sems Strategic Value, LP and Sems Diversified Value, LP.  Sems Capital, LLC is the general partner of Sems Strategic Value, LP and Sems Diversified Value, LP.  Mr. Sems is the managing member of Sems Capital, LLC.  Based upon 2,837,215 shares of the Company’s common stock outstanding (as of February 8, 2013), as set forth in the Company’s Quarterly Report on Form 10-Q for the period ended December 31, 2012, and filed with the Securities and Exchange Commission on February 14, 2013, the shares of the Company’s common stock beneficially owned by Sems Capital, LLC constitute approximately 3.8% of the common stock of the Company as calculated in accordance with Rule 13d-3(d)(1).

The following table sets forth the number of shares of common stock as to which the Reporting Persons have (i) the sole power to vote or direct the voting of the shares, (ii) the sole power to dispose or to direct the disposition of the shares or (iii) shared power to vote or direct the vote or dispose or direct disposition of the shares:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Sems Capital, LLC	0	108,420	0	108,420

Lloyd Sems	87,734	108,420	87,734	108,420

The voting power and the dispositive power of the shares beneficially owned by Sems Capital, LLC are shared with Sems Strategic Value, a private investment partnership formed under the laws of the State of Delaware, and Sems Diversified Value, a private investment partnership formed under the laws of the State of Delaware.  Sems Capital, LLC is the general partner of Sems Strategic Value, LP and Sems Diversified Value, LP.  Mr. Sems is the managing member of Sems Capital, LLC.  Sems Strategic Value and Sems Diversified Value have the principal business address of 305 Broadway, Suite 1400, New York, NY 10007 and are in the principal business of investment.  Within the last five years, neither Sems Strategic Value nor Sems Diversified Value (i) has been convicted in any criminal proceedings or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Sems Strategic Value and Sems Diversified Value are organized under the laws of the State of Delaware.

Except as set out above, the Reporting Persons have not effected any other transactions in any securities of the Issuer in the past 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable

Item 7.  Material to be Filed as Exhibits

The following are filed as exhibits hereto:

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated as of May 20, 2013, between Sems Capital, LLC and Lloyd Sems (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

May 20, 2013
SEMS CAPITAL, LLC

By:	/s/ Lloyd Sems
Name:	Lloyd Sems
Title:	Managing Member

/s/ Lloyd Sems
LLOYD SEMS

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated as of May 20, 2013, between Sems Capital, LLC and Lloyd Sems (filed herewith).